Exhibit 99.21

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

NEWS RELEASE

August 8 , 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 59,856,524

The Final Phase (Three) of Fair Market Valuation Completed

Western Wind Energy Corp. ("Western Wind") is pleased to announce that the third phase of the valuation process pursuant to the Substantial Issuer Bid process is completed. Western Wind, under recommendation from one of its lenders, engaged DAI Management Consultants, Inc., ("DAI") to perform a three-part valuation process of all of the Company's assets, both financial and physical. The first two phases were comprehensive valuations of the 120 MW Windstar Project (now 80% complete), the 10.5-megawatt Kingman Project (now 95% complete), the existing 30-megawatt producing Mesa Project, and the 30-megawatt Yabucoa Solar Project, which is expected to be under construction later this year. Discounted to present values as of August 1, 2011, the valuation of these 4 assets produced a net equity value on behalf of Western Wind of US $345 million.

The third phase covers three projects and certain other net corporate liabilities and assets: First is the 50 MW repower and expansion of Mesa (net of the value of the existing assets, which were valued as part of Phase II). The second and third are two early stage development projects: the 30 MW Windswept wind project in Tehachapi, California, and the 196 MW Snowflake project in central Arizona. The other net corporate liabilities and assets include: cash, accounts receivable, refundable tax credits, prepaid expenses and deposits, deferred income tax assets, accounts payable and accrued liabilities, a crane financing contract, interest rate swap-related liabilities, an asset retirement obligation, and certain corporate bridge financing.

The DAI estimate of Western Wind’s net equity position in the phase three assets is US$38 million as of August 1, 2011. The DAI estimate of Western Wind’s net equity position of all of its assets and liabilities is US $383 million or C$364 million as of August 1, 2011.

The Western Wind Board of Directors, management team and staff are prohibited from participating and selling into any prospective share buy-back program, which, in turn, is contingent on the company’s ability to raise funds through the sale of tax equity or a corporate debt offering and not anticipated to occur until Windstar is fully operational.

Summary of Appraised Values

(in millions US$)	Windstar	Kingman I	Mesa†	Yabucoa	Mesa Repower (net of existing)	Snowflake	Windswept	Other corporate assets and liabilities
Valuation Date	12/31/2011	12/31/2011	8/1/2011	6/1/2012	8/1/2011	8/1/2011	8/1/2011	8/1/2011
Fair Market Value (“FMV”)	$358	$32	$25	$206	$134	$14	$2	-
Cash grant	$99	$8	$-	$58	$-	$-	$-	-
Other assets	$25	$1	$-	$4	$12	$-	$-	$12
Total assets	$482	$41	$25	$268	$146	$14	$2	$12

Liabilities
Senior debt	($205)	($16)	($-)	($90)	($85)	($-)	($-)	($-)
Cash grant bridge	($55)	($4)	($-)	($45)	($-)	($-)	($-)	($-)
Other bridge	($15)	($4)	($-)	($17)	($36)	($-)	($-)	($14)
Other liabilities	($-)	($-)	($-)	($-)	($-)	($-)	($-)	($1)
Total liabilities	($275)	($24)	($-)	($152)	($121)	($-)	($-)	($15)
Net Value to Equity	$207	$17	$25	$116	$25	$14	$2	($3)

† Mesa was valued as of July 1, 2011 in DAI’s previous appraisal report. However, for purposes of the valuation summary, DAI used the same valuation model for Mesa to estimate the value of Western Wind’s equity position in Mesa as of August 1, 2011.

In order to determine the appraised equity values as of the Effective Date, DAI discounted the above value conclusions according to each project’s cost of equity. The US dollar equity valuations as of August 1, 2011, were translated to Canadian dollars using an exchange rate of US$1=C$.9491.

Asset	Effective Date	Cost of Equity	Value of Western Wind’s Equity Position (in millions of USD)	Value of Western Wind’s Equity Position (in millions of CAD)
Windstar	August 1, 2011	11.48%	$ 198	$ 188
Kingman I	August 1, 2011	11.51%	$16	$15
Mesa	August 1, 2011	10.52%	$25	$24
Yabucoa	August 1, 2011	10.96%	$ 106	$ 101
Mesa Repowering (net of Mesa)	August 1, 2011	17.37%	$25	$24
Snowflake	August 1, 2011	N/A	$14	$14
Windswept	August 1, 2011	N/A	$2	$2
Certain Other Corporate Assets	August 1, 2011	N/A	$(3)	$(3)
Total Value of Western Wind’s Equity Position†			$383	$364

† Numbers do not add due to rounding.

Valuation methodology used by DAI Management Consultants, Inc. (“DAI”) for the Final Phase of the Fair Market Valuation.

  The Fair Market Value (FMV) for Mesa Repowering was determined from a blend of the value determinations using the enterprise valuation income approach, also known as the free cash flows-to-equity approach, and the replacement cost.

  The total Value of Equity was determined by adding the total project values to project-level balance sheet assets such as debt service reserves and working capital and subtracting senior debt and construction bridge loans.

  The valuation of Mesa Repowering is based on completion and assumes the project will be completed as planned.

  Western Wind was granted a right-of-way extension for Mesa Repowering through September 22, 2037. It is expected that these land rights will be transferred to the relevant project company.
  As a result, DAI assumes that Mesa Repowering land rights will not permit operation of the project beyond September 22, 2037.

  Based on the development plans and expected in-service date for Mesa Repowering and the early stage development projects, DAI assumes that Mesa Repowering, Snowflake, and Windswept will not be entitled to receive a Section 1603 federal cash grant based on the current eligibility requirements of the program.

  The FMV determinations for Snowflake and Windswept are based on the sales comparison approach utilizing recent transactions involving similar early-stage development projects.

  No material changes to the state of Western Wind’s assets and liabilities at the corporate level are assumed to have occurred since its most recent financial statement (March 31, 2011 Interim Report).

Risks

  Market conditions may change or the owner may not locate markets at the appraised values.

  This appraisal is not a guarantee of a sale price.

  DAI has not investigated as to the existence of any liens or encumbrances.

  DAI did not inspect the sites or the proposed equipment as a part of the valuation engagement and has relied upon the representations of the Independent Engineer as to the condition and operation of the Kingman and Windstar projects.

  This appraisal does not recognize or consider any improper use, effect, or disposal of any hazardous substance.

Key assumptions, hypothesis and contingencies

General

  The projects are assumed to be built, placed into service, and operated as described by the project independent engineer or otherwise assumed by Western Wind.

  Proper maintenance practices to occur as described by the project independent engineer and required by the projects’ operation and maintenance agreements.

  No restrictions are assumed to be placed on the projects’ operations because of changes in environmental regulations or local government requirements beyond those considered explicitly in the valuation reports.

Project specific – Phase Three

	Mesa Repower	Snowflake	Windswept
Project type and size	50MW wind	196MW wind	30 MW wind
Commercial operation date	January 1, 2014	June 1, 2014	June 1, 2015
Remaining asset life	24 years	na	na
Power Purchase Agreement (PPA)	Not modeled in the FMV analysis. However, proposals were submitted in June 2011 to 3 California utilities energy calls	TBD	TBD
Land	Right of way through 2037	Leased	Leased with some parcels owned
Tax incentives	None	None	None
Valuation approach	Income	Sales comparison	Sales comparison
Source of key assumptions	Management	Management	Management
Debt –to-capital ratio	63%	na	na
Term of debt	20 years	na	na
Cost of debt	6.0%	na	na
Discount rate on equity returns	17.37%	na	na
Construction cost contingencies	na	na	na

Project status

Windstar

  Financing fully committed.

  88% of foundations are complete.

  85% of the turbines have been delivered

  32% of the towers have been erected and.

  Substations are under constrution.

  Outstanding items are turbine commissioning and transmission line interconnection.

Kingman

  Financing fully committed.

  All foundations completed and all wind turbines have been erected.

  Substation is 80% complete.

  Solar panel installation is 50% complete

  Outstanding item is transmission line interconnection of which work has now begun.

Mesa

  Has been operating under Western Wind’s ownership since 2006.

  Repower and expansion PPA’s and transmission under negotiation.

  Has obtained full approval by the BLM for the repower and expansion.

Yabucoa

  PPA and land lease signed.

  Engineering contract signed with Lord Management, LLC

  Procurment and contruction contract under negotation.

  Updated financing mandate letter signed with Rabobank.

  Additional outstanding items include executing a solar panel supply agreement, obtaining government approval for the Puerto Rico investment tax credit and constructing the project.

Snowflake

  Leased sign for 16,000 acres.

  Biological studies underway.

Windswept

  Over 500 acres under lease.

  Biological studies underway.

Western Wind Energy has filed with the TSX Venture Exchange as confidential filings, the Independent Engineers Report for Windstar, The Lenders Final Financial Pro Forma for Windstar and full copies of the valuation reports for Windstar, Kingman,Yabucoa, Mesa and the phase three valuation report.

About DAI Management Consultants , Inc.

Founded in 1987, DAI is a consulting firm specializing in valuation and risk management services for the power and energy infrastructure sectors. DAI provides a comprehensive suite of analytical services addressing the technical, regulatory, and economic issues that directly affect power and energy projects. DAI has provided appraisal and valuation services for numerous power projects, including some of the largest existing and proposed renewable energy projects in the U.S. Clients of DAI have included the United States Internal Revenue Service, state and municipal government agencies, major public and private utilities, financial institutions and independent power producers.

DAI’s appraisals of Western Wind’s assets have been prepared under the direction of Steve Dean, ASA, P.E., DAI’s Managing Principal, who is certified by the American Society of Appraisers as an Accredited Senior Appraiser in the Public Utilities (Machinery and Technical Specialties) area. Over the past three years, Mr. Dean has provided apprasials for almost 3,000 MW of wind projects throughout the U.S. Steve Dean’s appraisal qualifications and experience can be found at: http://www.daimc.com/AppraisalQualificationsPackage.pdf.

About Western Wind

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 165 MW of net rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, and Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Contact: Lawrence Casse

Email: alphaedge@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s discussion concerning the Offer. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.